UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Herbert, Gavin S.
   Allergan, Inc.
   2525 Dupont Drive
   Irvine, CA  92612
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Allergan, Inc.
   AGN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |5/15/9|J (1|V|37,000            |A  |           |37,000             |I     |By Charitable Remainder Tru|
                           |7     |)   | |                  |   |           |                   |      |st (2)                     |
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Common Stock               |5/14/9|J (3| |1,788             |A  |N/A        |490,684            |I     |By Trust (4)               |
                           |7     |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/21/9|J (5| |40,000            |A  |N/A        |81,470             |I     |By Trust (6)               |
                           |7     |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |5/21/9|J (5| |60,000            |A  |N/A        |103,970            |I     |By Trust (7)               |
                           |7     |)   | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,500              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |2,000              |I     |By Spouse                  |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These shares were previously reported by the Herbert Family Trust. The shares were transferred from the
Herbert Family Trust to the reporting person, then were transferred immediately to GH Investments, LLC, a limited liability company which is owned by a charitable remainder trust in which reporting person has a pecuniary interest.
(2) Shares held by the Gavin Herbert 1997 Charitable Remainder Trust dtd. 5/12/97. Reporting person is beneficiary of this charitable remainder
trust.
(3) 178,753 shares were transferred from a third party to GHH Capital, LLC which immediately transferred the shares to J. Gleis, LLC. The Herbert Family Trust holds a 1% interest in GHH Capital, LLC which, in turn, owns the J. Gleis
LLC.
(4) Shares held by the Herbert Family Trust. Reporting person is trustee and beneficiary of this trust and has the power to revoke without another's
consent.
(5)  Non-taxable transfer of shares from a limited
partnership.
(6) Shares held by the Marilyn Hausman Successor Trust. Reporting person is co-trustee and has a pecuniary interest in this
trust.
(7) Shares held by the Gavin Herbert Jr. Successor Trust. Reporting person is co-trustee and has a pecuniary interest in this
trust.
SIGNATURE OF REPORTING PERSON
/s/ Gavin S. Herbert
DATE
6/5/97